UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-36363

VISIONSYS AI INC

2 Hammarskjold Plaza, Room 10B

2nd Avenue, New York, NY 10017

Tel: +1 (929) 687-0368

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Entry Into a Strategic Partnership Framework

In order to strengthen its balance sheet, enhance liquidity, and create long-term shareholder value, on September 25, 2025, VisionSys AI Inc (the “Company”) and its wholly owned subsidiary, Medintel Technology Inc. (the “Medintel”), have entered into an exclusive partnership framework agreement (“Framework Agreement”) with Sous Vide Limited, a company incorporated in the British Virgin Islands, associated with the operation of Marinade Finance (“Marinade”, together with the Company and Medintel, collectively, the “Parties”, and each individually, a “Party”), which operates one of the principal staking protocols on the Solana (“SOL”) blockchain.

Pursuant to the Framework Agreement, the Company and Medintel will acquire SOL to establish a digital currency reserve of up to $2 billion in value. Marinade will serve as the Company and Medintel’s exclusive staking and ecosystem partner in managing and operating the SOL. Leveraging its experience in the Solana ecosystem, including its support of staking activities for SOL holders and its oversight through independent security audits and community-driven governance, Marinade will provide services relating to staking operations, including security, compliance, and performance optimization, and will assist the Company and Medintel with integration into the Solana ecosystem.

In addition, the Parties have agreed that the Company, Medintel, and Marinade Finance will each make investments into the others, which may take the form of equity and/or cash, with the specific terms to be set forth in definitive agreements.

The Framework Agreement also contains customary exclusivity, termination, confidentiality, and governing law provisions.

The closing of the transactions contemplated by the Framework Agreement will be subject to customary conditions, including (i) approval by boards of directors of the Company and Medintel; (ii) receipt of all required governmental, regulatory and third-party approvals and consents; (iii) completion of due diligence by each Party with results satisfactory to the respective boards of directors of the Parties (iv) the accuracy of representations and warranties; and (v) other customary closing conditions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VisionSys AI Inc

By:	/s/ Heng Wang
Name:	Heng Wang
Title:	Chief Executive Officer

Date: October 1, 2025

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